UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated September 2, 2011

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.                                    Stock Exchange Announcement dated 1 August, 2011 entitled ‘Block Listing Six Monthly Return’

2.                                    Stock Exchange Announcement dated 1 August, 2011 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

3.                                    Stock Exchange Announcement dated 1 August, 2011 entitled ‘Transactions in Own Securities’

4.                                    Stock Exchange Announcement dated 2 August, 2011 entitled ‘Transactions in Own Securities’

5.                                    Stock Exchange Announcement dated 3 August, 2011 entitled ‘Transactions in Own Securities’

6.                                    Stock Exchange Announcement dated 4 August, 2011 entitled ‘Transactions in Own Securities’

7.                                    Stock Exchange Announcement dated 8 August, 2011 entitled ‘Transactions in Own Securities’

8.                                    Stock Exchange Announcement dated 9 August, 2011 entitled ‘Transactions in Own Securities’

9.                                    Stock Exchange Announcement dated 10 August, 2011 entitled ‘Transactions in Own Securities’

10.                            Stock Exchange Announcement dated 11 August, 2011 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

11.                            Stock Exchange Announcement dated 11 August, 2011 entitled ‘Transactions in Own Securities’

12.                            Stock Exchange Announcement dated 15 August, 2011 entitled ‘Transactions in Own Securities’

13.                            Stock Exchange Announcement dated 16 August, 2011 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

14.                            Stock Exchange Announcement dated 17 August, 2011 entitled ‘Transactions in Own Securities’

15.                            Stock Exchange Announcement dated 18 August, 2011 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

16.                            Stock Exchange Announcement dated 18 August, 2011 entitled ‘Transactions in Own Securities’

17.                            Stock Exchange Announcement dated 22 August, 2011 entitled ‘Transactions in Own Securities’

18.                            Stock Exchange Announcement dated 23 August, 2011 entitled ‘Transactions in Own Securities’

19.                            Stock Exchange Announcement dated 24 August, 2011 entitled ‘Transactions in Own Securities’

20.                            Stock Exchange Announcement dated 25 August, 2011 entitled ‘Transactions in Own Securities’

21.                            Stock Exchange Announcement dated 30 August, 2011 entitled ‘Transactions in Own Securities – Voting Rights and Capital’

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 August.2011

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Group 1998 Company Share Option Scheme and Vodafone Group 1998 Executive Share Option Scheme
Period of return:	From:	1 February 2011	To:	31 July 2011
Balance of unallotted securities under scheme(s) from previous return:		4,801,428
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		4,801,428

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 August 2011

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Sharesave Option Scheme
Period of return:	From:	1 February 2011	To:	31 July 2011
Balance of unallotted securities under scheme(s) from previous return:		1,837,085
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,837,085

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 August 2011

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		2008 Sharesave Option Scheme
Period of return:	From:	1 February 2011	To:	31 July 2011
Balance of unallotted securities under scheme(s) from previous return:		1,248,508
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,248,508

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 August 2011

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Share Incentive Plan
Period of return:	From:	1 February 2011	To:	31 July 2011
Balance of unallotted securities under scheme(s) from previous return:		1,712,356
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,712,356

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 August 2011

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Panafon Share Option Scheme (Rollover)
Period of return:	From:	1 February 2011	To:	31 July 2011
Balance of unallotted securities under scheme(s) from previous return:		2,459,997
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,459,997 – Options awarded under this scheme have now lapsed and the scheme no longer operational.

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 August 2011

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Approved Share Option Scheme
Period of return:	From:	1 February 2011	To:	31 July 2011
Balance of unallotted securities under scheme(s) from previous return:		156,155
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		156,155

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 August 2011

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom Plc Unapproved Share Option Scheme
Period of return:	From:	1 February 2011	To:	31 July 2011
Balance of unallotted securities under scheme(s) from previous return:		445,626
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		445,626

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 August 2011

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone AirTouch Plc 1999 Long Term Stock Incentive Plan
Period of return:	From:	1 February 2011	To:	31 July 2011
Balance of unallotted securities under scheme(s) from previous return:		56,600,781
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		290,000
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		56,310,781

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 August 2011

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone Global Incentive Plan
Period of return:	From:	1 February 2011	To:	31 July 2011
Balance of unallotted securities under scheme(s) from previous return:		36,585,114
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,005,380
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		35,579,734

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 August 2011

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone AirTouch 1999 Exchange Programme
Period of return:	From:	1 February 2011	To:	31 July 2011
Balance of unallotted securities under scheme(s) from previous return:		957,800
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		373,500
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		584,300

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of the following changes in share interests of directors and  persons discharging managerial responsibilities (“PDMRs”) of the Company:

	Number of ordinary shares of US$0.11 3/7
	in the capital of Vodafone Group Plc
	A	B	C
	Vesting of long term incentive award (1)	No. of shares sold (2)	No. of shares transferred (3)
Vittorio Colao*	2,181,088	1,134,195	1,046,893
Andy Halford*	1,333,363	1,149,533	183,830
Stephen Pusey*	441,550	288,359	153,191
Warren Finegold	847,220	440,585	406,635
Nick Read	327,793	170,482	157,311

(1)      These share awards which were granted on 29 July 2008 have vested following assessment of the performance and employment conditions to which the awards were subject.  The awards were granted in accordance with the rules of the Vodafone Global Incentive Plan.  Based on the adjusted free cash flow for the three year period ended on 31 March 2011 and a multiplier based on Total Shareholder Return (“TSR”) relative to a peer group for the same period, 30.6% of the shares comprised in the awards have vested.

(2)      The figures in column B are the number of shares of those listed in column A that the Company has been advised by UBS Corporate Employee Financial Services International (CEFS) were sold on behalf of the PDMRs on 29 July 2011, inter alia, to satisfy the tax liabilities arising on the vesting of the awards. In addition, Andy Halford and Stephen Pusey sold a further 456,118 and 58,687 shares respectively, for personal reasons, which are included in their totals.  These share sales were made at 171.65 pence per share.

(3)      The figures in column C are the number of shares that the Company has been advised by UBS CEFS were on 29 July 2011 transferred to the PDMRs in satisfaction of the vesting of the awards  disclosed in column A, after deduction of shares sold as disclosed in column B .

* Denotes Director of the Company

As a result of the above, the interests in shares (excluding share options and unvested incentive shares) of the following Directors are as follows:

Vittorio Colao	3,354,896
Andrew Halford	2,525,580
Stephen Pusey	698,264

The Company was notified of these changes on 29 July and 1 August 2011.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	1 August 2011

Number of ordinary shares purchased:	15,500,000

Highest purchase price paid per share:	173.9p

Lowest purchase price paid per share:	169p

Volume weighted average price per share:	171.5892p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 290,050,452 shares at a cost (including dealing and associated costs) of £476,734,628.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 August 2011

Number of ordinary shares transferred:	7,609,732

Highest transfer price per share:	165.4p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,281,437,858 of its ordinary shares in treasury and has 51,031,038,621 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.    Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	2 August 2011

Number of ordinary shares purchased:	15,200,000

Highest purchase price paid per share:	170.3p

Lowest purchase price paid per share:	168.35p

Volume weighted average price per share:	169.3447p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 305,250,452 shares at a cost (including dealing and associated costs) of £502,608,873.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 August 2011

Number of ordinary shares transferred:	1,304,501

Highest transfer price per share:	172p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,295,333,357 of its ordinary shares in treasury and has 51,017,143,122 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	3 August 2011

Number of ordinary shares purchased:	24,000,000

Highest purchase price paid per share:	172.7p

Lowest purchase price paid per share:	168.15p

Volume weighted average price per share:	171.1552p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 329,250,452 shares at a cost (including dealing and associated costs) of £543,899,724.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 August 2011

Number of ordinary shares transferred:	110,221

Highest transfer price per share:	169.6p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,319,223,136 of its ordinary shares in treasury and has 50,993,253,343 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	4 August 2011

Number of ordinary shares purchased:	20,000,000

Highest purchase price paid per share:	174.4p

Lowest purchase price paid per share:	169.15p

Volume weighted average price per share:	172.0496p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 349,250,452 shares at a cost (including dealing and associated costs) of £578,488,576.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 August 2011

Number of ordinary shares transferred:	1,449,406

Highest transfer price per share:	168.95p

Lowest transfer price per share:	168.95p

Following both the above transactions, Vodafone holds 4,337,773,730 of its ordinary shares in treasury and has 50,974,706,249 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	8 August 2011

Number of ordinary shares purchased:	28,000,000

Highest purchase price paid per share:	166.35p

Lowest purchase price paid per share:	163.25p

Volume weighted average price per share:	164.5147p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 377,250,452 shares at a cost (including dealing and associated costs) of £624,792,227.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 August 2011

Number of ordinary shares transferred:	122,159

Highest transfer price per share:	170.5p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,365,651,571 of its ordinary shares in treasury and has 50,946,828,408 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	9 August 2011

Number of ordinary shares purchased:	30,600,000

Highest purchase price paid per share:	162.1p

Lowest purchase price paid per share:	154.3p

Volume weighted average price per share:	158.7597p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 407,850,452 shares at a cost (including dealing and associated costs) of £673,625,314.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 August 2011

Number of ordinary shares transferred:	21,376

Highest transfer price per share:	165.6p

Lowest transfer price per share:	165.6p

Following both the above transactions, Vodafone holds 4,396,230,195 of its ordinary shares in treasury and has 50,916,249,784 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.   Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	10 August 2011

Number of ordinary shares purchased:	32,400,000

Highest purchase price paid per share:	164p

Lowest purchase price paid per share:	154.8p

Volume weighted average price per share:	158.9949p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 440,250,452 shares at a cost (including dealing and associated costs) of £725,407,538.

Following the purchase of these shares, Vodafone holds 4,428,630,195 of its ordinary shares in treasury and has 50,883,849,784 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces today that it was advised on 10 August 2011 by Computershare Investor Services Plc that, on 5  August 2011, Luc Vandevelde, a Non-Executive Director of the Company, acquired an interest in 675 ordinary shares of U.S.$0.11 3/7  each in the Company (“Ordinary Shares”) at the price of 166.62p per share through reinvestment of dividend income.  As a result of the above, Mr Vandevelde now has an interest in 89,705 Ordinary Shares.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	11 August 2011

Number of ordinary shares purchased:	29,900,000

Highest purchase price paid per share:	161.9p

Lowest purchase price paid per share:	154.9p

Volume weighted average price per share:	158.3225p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 470,150,452 shares at a cost (including dealing and associated costs) of £772,992,126.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 August 2011

Number of ordinary shares transferred:	297,132

Highest transfer price per share:	161.5p

Lowest transfer price per share:	160.4p

Following both the above transactions, Vodafone holds 4,458,233,063 of its ordinary shares in treasury and has 50,854,246,916 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	15 August 2011

Number of ordinary shares purchased:	1,197,881

Highest purchase price paid per share:	167.9p

Lowest purchase price paid per share:	165.55p

Volume weighted average price per share:	166.7516p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 471,348,333 shares at a cost (including dealing and associated costs) of £775,000,000.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 August 2011

Number of ordinary shares transferred:	88,766

Highest transfer price per share:	161.65p

Lowest transfer price per share:	155.05p

Following both the above transactions, Vodafone holds 4,459,342,178 of its ordinary shares in treasury and has 50,853,137,801 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL

RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of  the following changes in share interests of directors and persons discharging managerial responsibility of the Company:

The Company was advised on 15 August 2011 by Computershare Trustees Limited that, on 5 August 2011, the following individuals acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company (“Ordinary Shares”) at the price of 166.62p per share through reinvestment of dividend pursuant to the rules of the Vodafone Share Incentive Plan:

Michel Combes*	211
Andrew Halford*	852
Matthew Kirk	417
Ronald Schellekens	162

The Company was further notified on 15 August 2011 by Computershare Trustees Limited that, on 10 August 2011, the following individuals acquired an interest in the following number of Ordinary Shares at the price of 160.4p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Michel Combes*	156
Andrew Halford*	156
Matthew Kirk	156
Ronald Schellekens	156

As a result of the above, interests in Ordinary Shares (excluding share options and unvested incentive shares) of the following Directors have increased to the following:

Michel Combes*	889,215
Andrew Halford*	2,526,588

* Denotes Director of the Company.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 August 2011

Number of ordinary shares transferred:	16,027

Highest transfer price per share:	167.8p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 4,459,326,151 of its ordinary shares in treasury and has 50,853,153,828 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

 Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces today that it was advised on 17 August 2011 by UBS Wealth Management that, on 12 August 2011, John Buchanan, Deputy Chairman of the Company, acquired an interest in 7,989 ordinary shares of US$0.11 3/7 each in the Company (“Ordinary Shares”) at the price of 168.2862p per share through reinvestment of dividend income.  As a result of the above, Mr Buchanan now has an interest in 230,212 Ordinary Shares.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 August 2011

Number of ordinary shares transferred:	6,451

Highest transfer price per share:	92.99p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 4,459,319,700 of its ordinary shares in treasury and has 50,853,227,279 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 August 2011

Number of ordinary shares transferred:	21,682

Highest transfer price per share:	167.65p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 4,459,298,018 of its ordinary shares in treasury and has 50,853,248,961 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 August 2011

Number of ordinary shares transferred:	845,321

Highest transfer price per share:	159.95p

Lowest transfer price per share:	159.95p

Following the above transfer, Vodafone holds 4,458,452,697 of its ordinary shares in treasury and has 50,854,094,282 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 August 2011

Number of ordinary shares transferred:	72,700

Highest transfer price per share:	163p

Lowest transfer price per share:	163p

Following the above transfer, Vodafone holds 4,458,379,997 of its ordinary shares in treasury and has 50,854,166,982 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 August 2011

Number of ordinary shares transferred:	39,201

Highest transfer price per share:	164.65p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 4,458,340,796 of its ordinary shares in treasury and has 50,854,206,183 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	30 August 2011

Number of ordinary shares transferred:	27,564

Highest transfer price per share:	168p

Lowest transfer price per share:	165.15p

Following the above transfer, Vodafone holds 4,458,313,232 of its ordinary shares in treasury and has 55,312,546,979 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone has 50,854,233,747 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 50,854,233,747.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 2, 2011	By: /s/ R E S MARTIN
	Name:	Rosemary E S Martin
Title: Group General Counsel and Company Secretary